

February 13, 2020

Kai Haakon E. Liekefett, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

> **Re:** **Enzo Biochem, Inc.**
> **Preliminary Proxy Statement filed on February 11, 2020**
> **File No. 001-09974**

Dear Mr. Liekefett:

We have reviewed the above filing and related response letter and have the following comments.

1. We note your response to prior comment 1. We reissue the portion of the comment requesting a description of the procedural requirements to postpone an annual meeting.

2. In addition, please confirm in your response letter that if quorum had been established at the January 31 meeting, the Board could still have adjourned the meeting over the objection of holders of the majority of shares present in person or by proxy or a majority of shares of the voting stock outstanding. In responding to this portion of the comment, please address NY BCL section 608(d), In re Dollinger Corp., 274 N.Y.S.2d 285, 287 (N.Y. Sup Ct. 1966)("It is the shareholders' meeting, the owners of the company, who have the right to make a decision on a question of adjournment, and not of the president who has only the duty of presiding.") and Article 1, Section 6 of the By-Laws, including the penultimate sentence thereto ("[i]n the absence of a quorum, the holders of a majority of the votes of the shares of stock present in person or by proxy and entitled to vote, or if no shareholder entitled to vote is present, then any officer of the Corporation may adjourn the meeting from time to time"). We note that the authority cited in the response to prior comment 1 to support the directors' ability to adjourn a meeting is that of the Delaware Court of Chancery as opposed to that of a New York court.

3. Please advise us as to what communication, if any, the Company provided to shareholders to clarify that notwithstanding that the meeting was "delayed" until February 25, as disclosed in the January 28 press release filed as additional definitive material on January 29, 2020, that the meeting would still be held on January 31 in order for it to be adjourned.

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We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions